UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 23, 2026, ChowChow Cloud International Holdings Limited, a Cayman Islands exempted company (the “Company”), will effect a reverse share split of the Company’s ordinary shares at a ratio of 1-for-10 (the “Reverse Share Split”), as previously approved by the Company’s shareholders at the extraordinary general meeting held on September 14, 2026, such that (a) every ten (10) issued ordinary shares of a par value of US$0.0001 each were combined into one (1) issued ordinary share of a par value of US$0.001 each and (b) no fractional shares were issued, and any fractional entitlement that otherwise would have resulted from the Reverse Share Split was rounded up to the nearest whole share.

Immediately following the Reverse Share Split, the Company redesignated its authorized and issued share capital into Class A ordinary shares, each carrying one (1) vote per share (the “Class A Ordinary Shares”), and Class B ordinary shares, each carrying ten (10) votes per share (the “Class B Ordinary Shares”) (the “Redesignation”). In connection with the Redesignation, (i) 2,445,625 issued ordinary shares held by Rainbow Sun Enterprises Limited were redesignated as 2,445,625 Class B Ordinary Shares, (ii) 1,103,375 issued ordinary shares held by the Company’s other shareholders were redesignated as 1,103,375 Class A Ordinary Shares, (iii) 43,896,625 authorized but unissued ordinary shares were redesignated as Class A Ordinary Shares and (iv) 2,554,375 authorized but unissued ordinary shares were redesignated as Class B Ordinary Shares. Following the Reverse Share Split and the Redesignation, the Company increased its authorized share capital to US$100,000,000,000, divided into 90,000,000,000,000 Class A Ordinary Shares and 10,000,000,000,000 Class B Ordinary Shares, each with a par value of US$0.001. The Company also adopted its second amended and restated memorandum and articles of association to reflect the foregoing corporate actions and certain other amendments approved by the Company’s shareholders.

The Company’s Class A Ordinary Shares are expected to begin trading on a post-split basis on NYSE American on October 26, 2026, under the current symbol “CHOW”. The new CUSIP number following the Reverse Share Split and the Redesignation is G2124J116.

On October 13, 2026, the Company issued a press release announcing the Reverse Share Split and the Redesignation. A copy of the press release is attached hereto as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChowChow Cloud International Holdings Limited

Date: October 13, 2026	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

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